OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)
and
All Outstanding Shares of Convertible Preferred Stock
of
Datakey, Inc.
at
$0.65 Net Per Share of Common Stock and
$2.50 Net Per Share of Convertible Preferred Stock
Pursuant to the Offer to Purchase
Dated September 21, 2004
by
Snowflake Acquisition Corp.

a wholly owned subsidiary of

SafeNet Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON TUESDAY, OCTOBER 19, 2004, UNLESS THE OFFER IS EXTENDED.

      To Brokers, Dealers, Banks, Trust Companies and other Nominees:

      Snowflake Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SafeNet, Inc., a Delaware corporation (“SafeNet”), have agreed that Purchaser offer to purchase all outstanding shares of common stock, par value $0.05 per share, of Datakey, Inc., a Minnesota corporation (“Datakey”), including all preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, by and between Datakey and Wells Fargo Bank Minnesota N.A., as amended from time to time (together, the “Common Stock”), and all outstanding shares of convertible preferred stock, liquidation value $2.50 per share, of Datakey (the “Preferred Stock,” and together with the Common Stock, the “Shares”) at $0.65 per share of Common Stock and $2.50 per share of Convertible Preferred Stock, net to the seller in cash (the “Offer Price”), without interest thereon (subject to applicable withholding tax), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated September 21, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

      Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

      Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated September 21, 2004;

2.	Letter of Transmittal to be used by stockholders of Datakey in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may be used to tender the Shares);

3.	Datakey’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	Notice of Guaranteed Delivery with respect to Shares;

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7.	Return envelope addressed to Wells Fargo Bank, N.A., as the Depositary.

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS THE FOLLOWING NOT OCCURRING:

•	a court or other governmental authority entering or threatening any judgment, order, action, or decree that would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet or would in any way limit the operation of Datakey by Purchaser after the closing of the Merger;

•	any law or interpretation of existing law being proposed which would require any significant change in the terms of the acquisition of Datakey by the Purchaser and SafeNet or would in any way limit the operation of Datakey by SafeNet after the closing of the Merger;

•	any events occurring that are reasonably likely to have a material adverse effect on the business of Datakey except for effects resulting from (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Datakey competes, or (iii) the taking of any action contemplated by the Merger Agreement;

•	(i) any suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•	any person other than Purchaser or SafeNet, having acquired or entered into an agreement to acquire 50% or more of the then outstanding Shares, or (ii) the Board of Directors of Datakey having (A) withdrawn or modified, in a manner adverse to Purchaser or SafeNet, the Board of Directors of Datakey’s recommendation of the Offer, the Merger or the Merger Agreement, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal (as defined in the Offer), (C) caused Datakey to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing;

•	the representations and warranties of Datakey set forth in the Merger Agreement not being true and correct in all material respects;

•	Datakey failing to perform any obligation to be performed with by it under the Merger Agreement;

•	all material consents required from third parties (other than governmental authorities) in connection with the Merger or the Offer not being obtained by Datakey and Purchaser has not waived this requirement;

•	the Merger Agreement being terminated in accordance with its terms;

•	Purchaser and SafeNet having agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

•	any one or more of the representations and warranties related to legal requirements applicable to the Offer and the Merger or the amendment of the Datakey’s Rights Plan to facilitate the Merger being breached in any respect or are inaccurate in any respect; or

•	any non-competition or similar obligations of Datakey being reasonably expected to prohibit or restrict SafeNet or any of SafeNet’s subsidiaries from developing, manufacturing, marketing or selling any of the current products of SafeNet or its subsidiaries or any products of SafeNet or its subsidiaries currently in design or development.

      We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on October 19, 2004, unless extended. The Board of Directors of Datakey has unanimously approved and adopted the Merger Agreement (as defined herein) and the transactions contemplated thereby and determined that the Offer and the Merger (as defined herein) are advisable and fair to and in the best interests of Datakey and its stockholders. Accordingly, the Board of Directors of Datakey unanimously recommends that the stockholders tender their Shares pursuant to the Offer.

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 9, 2004 (the “Merger Agreement”), by and among SafeNet, the Purchaser and Datakey pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Datakey, with Datakey surviving the Merger as a wholly owned subsidiary of SafeNet (the “Merger”). At the effective time of the Merger, each outstanding Share (other than Shares owned by SafeNet, the Purchaser or Datakey or any subsidiary of SafeNet or by stockholders, if any, who are entitled to and properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement provides that the Purchaser may assign any or all of its rights and obligations (including the right to purchase Shares in the Offer) to SafeNet, to SafeNet and one or more direct or indirect wholly owned subsidiaries of SafeNet, or to one or more direct or indirect wholly owned subsidiaries of SafeNet.

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share Certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

      Neither the Purchaser nor SafeNet will pay any fees or commissions to any broker or dealer or other in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed Offering materials to your customers.

      Questions may be directed to us at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

      NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, SAFENET, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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